FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

FSD Pharma Inc. ("FSD" or the "Company")
199 Bay St., Suite 4000

Toronto, ON
M5L 1A9

Item 2: Date of Material Change

June 28, 2024.

Item 3: News Release

A news release disclosing the information contained in this material change report was issued by FSD on June 28, 2024, via Accesswire and subsequently filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

The Company has retained the services of Totaligent, Inc. ("Totaligent") who will play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants.

Item 5.1: Full Description of Material Change

Totalaligent has over 25 years of experience in market awareness campaigns and has assembled a database of 32 million active investors and reaches its investment community by way of email, SMS, social media, push notification, pay-per-click (PPC), search, and digital and print media. Management has engaged Totalaligent to conduct Promotional Activity (as defined in the CSE Policy) following a thorough review of capital on hand.

Totaligent has been engaged for a 30-day term, with either party having the right to terminate the engagement agreement upon providing 5 business day notice. The contract total is $30,000 USD may be paid in cash or shares of the Company, at the Company's sole discretion. This contract was signed on June 28, 2024, and is expected to end on July 28, 2024, unless renewed by mutual consent. Totaligent and its principals are arm's length parties to the Company.

In addition, the Company issued 650,000 Class B Subordinate Voting shares in the capital of the Corporation ("Class B Shares") to arm's length creditors at the deemed price of $0.30 per Class B Share, to settle an aggregate of $195,000 of amounts owing.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Zeeshan Saeed

Founder, CEO and Executive Co-Chairman of the Board

T: (416) 854-8884

E: Zsaeed@fsdpharma.com

Item 9: Date of Report

July 3, 2024